

信和置業有限公司
Sino Land Company Limited

05007811

Our Ref.: SLC-EI/FC-2005/CS-0367


PROCESSING
RECEIVED
MAY 0 2 2005
SECTION

20 April 2005

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Ms. Kathy Jiang

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Interim Scrip Dividend Circular of the Company dated 20 April 2005.

For your information, the above document is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED



Fanny Cheng
Deputy Company Secretary


PROCESSED
MAY 1 3 2005
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2005\19.4.2005\Letter-AR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in **Sino Land Company Limited** you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

Directors:	*Registered Office:*
Robert NG Chee Siong *(Chairman)*	12th Floor
Ronald Joseph ARCULLI, GBS, OBE, JP*	Tsim Sha Tsui Centre
Paul CHENG Ming Fun, JP*	Salisbury Road
Allan ZEMAN, GBS, JP*	Tsim Sha Tsui
Raymond TONG Kwok Tung	Kowloon
YU Wai Wai	Hong Kong
Thomas TANG Wing Yung	

(Independent Non-executive Directors)*

20th April, 2005

To the shareholders

Dear Sir or Madam,

Interim Dividend with Scrip Option for the year ending 30th June, 2005

Introduction

The Directors on 17th March, 2005 had declared an interim dividend for the year ending 30th June, 2005 of HK$0.085 per ordinary share (the "Share") to shareholders whose names appear on the Register of Members at the close of business on Tuesday, 19th April, 2005. Shareholders may exercise their option to receive an allotment of shares credited as fully paid in lieu of cash dividend (the "Scheme"). The purpose of this circular is to set out the procedures which apply in relation to the Scheme and the action which should be taken by shareholders in relation thereto.

Details of the Scheme

Shareholders have the following choices in respect of the interim dividend:

(i) a cash dividend of HK$0.085 per Share; or

(ii) an allotment of new ordinary shares of HK$1.00 each ("New Shares") credited as fully paid and having an aggregate market value (as defined below) equal to the total amount of dividend which shareholders would otherwise receive in cash (New Shares will be allotted by way of capitalisation of profits to shareholders electing to receive New Shares in lieu of cash dividend); or

(iii) partly cash and partly New Shares.

For the purpose of calculating the number of New Shares to be allotted, the market value of a New Share will be calculated as an amount equal to the average closing price of one Share on The Stock Exchange of Hong Kong Limited for the five trading days of 25th April, 2005 to 29th April, 2005 on which such price is available (the "Average Closing Price"). However, in the event that there are no dealings in the Shares on any one or more of those five trading days, the Directors shall determine the market value of a New Share by reference to the average closing price of one Share for the latest five trading days up to and including 29th April, 2005 on which there are dealings in the Shares. Consequently, it will not be possible to determine until after the close of business on 29th April, 2005, the exact number of New Shares to which those shareholders electing to receive New Shares will be entitled. Accordingly, the number of New Shares which shareholders will receive, in respect of the existing Shares registered in their names as at Tuesday, 19th April, 2005 and for which elections to receive New Shares are lodged with the Registrars of the Company not later than 4:30 p.m. on Wednesday, 11th May, 2005, will be calculated as follows:

$$\text{Number of New Shares to be received} = \text{Number of existing Shares held on 19th April, 2005 for which share election is made} \times \frac{\text{HK\$0.085}}{\text{Average Closing Price}}$$

A press announcement setting out the basis of allotment of the New Shares will be published in the South China Morning Post, the Hong Kong Economic Times and the Sing Tao Daily on 3rd May, 2005. **The last day on which shareholders will be entitled to select their desired form of dividends is Wednesday, 11th May, 2005**. The number of New Shares to be received will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares in respect of alternatives (ii) and (iii) above will be aggregated and sold and the benefit thereof will accrue to the Company. The New Shares to be issued pursuant to the Scheme will rank pari passu in all respects with the existing Shares except that they shall not rank for the interim dividend for the year ending 30th June, 2005.

Advantages of the Scheme

The Scheme will give shareholders the opportunity to increase their investment in the Company at market value without incurring brokerage fees, stamp duty and related dealing costs. The Scheme will also be to the advantage of the Company because, to the extent that shareholders elect to receive New Shares, in whole or in part, such cash as would otherwise have been paid to shareholders will be retained for use as working capital by the Company.

Form of Election

If you elect to receive your interim dividend for the year ending 30th June, 2005 wholly in cash, you do not need to take any action.

If you elect to receive an allotment of New Shares, or partly cash and partly New Shares, you should use the enclosed Form of Election. If you have signed the Form of Election but do not specify the number of Shares in respect of which you are entitled to receive New Shares under the Scheme, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on Tuesday, 19th April, 2005, you will be deemed to have chosen to receive New Shares in respect of all the Shares of which you were then registered as the holder.

The enclosed Form of Election enables shareholders, who choose to receive their interim dividend for the year ending 30th June, 2005 wholly in the form of New Shares, to receive until further notice New Shares in lieu of all future cash dividends in the event that shareholders are given the choice of receiving New Shares or cash in respect of future dividends. If you have earlier made or if you now make such permanent election, then unless and until you cancel such election by written notice to the Registrars of the Company, you will receive New Shares in lieu of all future cash dividends for all the Shares for the time being registered in your name, without having to complete any further Forms of Election.

Forms of Election should be completed in accordance with the instructions printed thereon and returned so that they are received by the Registrars of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (telephone no. 2980 1768), not later than 4:30 p.m. on Wednesday, 11th May, 2005. No acknowledgement of receipt of Form of Election will be issued.

Any shareholder who has earlier made a permanent election to receive cash in respect of all future dividends and now wishes to change his existing permanent election for cash to receive wholly scrip dividend or partly cash and partly scrip dividend should cancel such election by written notice to the Registrars of the Company and complete and return the enclosed Form of Election.

Overseas Shareholders

This circular will not be registered under any securities legislation of any jurisdiction outside Hong Kong. If you live outside Hong Kong this circular is only an invitation for you to take up the scrip dividend offer if it could be made where you live without the Company having to meet any legal or registration requirements.

All shareholders resident outside Hong Kong should consult their brokers or other professional advisers as to whether any governmental or other consents are required or other formalities need to be observed to enable them to participate in the Scheme. Any shareholder receiving a copy of this circular and/or a Form of Election outside Hong Kong may not treat the same as an invitation to participate in the Scheme unless such invitation could lawfully be made to him without having to comply with any registration or other legal requirements in the relevant territory.

The Company has made legal enquires regarding the feasibility of extending the Scheme to shareholders with registered addresses in the United States of America, Malaysia and the People's Republic of China. Since local approval and/or registration or filing or other formalities will need to be carried out in relation to the Scheme so as to comply with the relevant securities legislation in those jurisdictions, the Directors after having carefully weighed the uncertainty when the legal requirements can be complied with against the small number of shareholders in these jurisdictions have decided that it would be expedient to exclude the shareholders ("Excluded Shareholders") having registered addresses in the United States of America, Malaysia and the People's Republic of China from the Scheme. Accordingly, the Forms of Election will not be sent to the Excluded Shareholders. However, this circular will be sent to the Excluded Shareholders for information only.

Notwithstanding the above, any Excluded Shareholder who is able to prove to the satisfaction of the Company that such Excluded Shareholder may legally participate in the Scheme will be entitled to participate in the scheme. **Excluded Shareholders who wish to participate in the Scheme should notify the Company forthwith**. Forms of Election will be sent to those shareholders falling within the category of Excluded Shareholders if such shareholders can prove to the satisfaction of the Company that such action will not result in a contravention of any applicable legal or regulatory requirements. **In any event, the completed Forms of Election should be returned to the Company's share registrars in Hong Kong, Standard Registrars Limited, no later than 4:30 p.m. on Wednesday, 11th May, 2005.**

The Scheme is open to all shareholders other than Excluded Shareholders. For the avoidance of doubt, the New Shares are not offered to the public (other than shareholders) and the Forms of Election are non transferable. Accordingly, the Scheme will not be offered directly or indirectly, and neither this offering nor any other offering material or advertisements in connection with the Scheme may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Notwithstanding the legal advice taken by the Company, it is the responsibility of anyone wishing to join the Scheme to satisfy themselves as to full observance of the laws of any relevant territory, including obtaining any governmental or other consents which may be required. Overseas shareholders who are in any doubt as to their position should consult their own professional advisers.

Listing and Dealings

Application has been made to the Listing Committee of The Stock Exchange of Hong Kong Limited for the granting of listing of and permission to deal in the New Shares to be issued pursuant to the Scheme. It is expected that share certificates and cheques for cash entitlements will be posted at the risk of those entitled on or about Wednesday, 18th May, 2005. Dealings of the New Shares on The Stock Exchange of Hong Kong Limited are expected to commence after despatch to shareholders of the share certificates for the New Shares.

The Shares of the Company and the 1.625% Guaranteed Convertible Bonds due 2009 issued by the Company's subsidiary, Getsmart Finance Limited are listed and dealt in on The Stock Exchange of Hong Kong Limited. Save as disclosed herein, no other equity or debt securities of the Group are listed or dealt in on any other stock exchange nor is listing or permission to deal in on any other exchange being, or proposed to be, sought.

Dealings in the Shares may be settled through the Central Clearing and Settlement System and you should seek the advice of your stockbroker or other professional adviser for details of these settlement arrangements and how such settlement arrangements will affect your rights and interests.

Recommendation and Advice

Whether or not it is to your advantage to receive New Shares or cash, in whole or in part, depends upon your own individual circumstances, and the decision in this regard and all effects resulting therefrom are your own responsibility. Shareholders who are trustees are recommended to take professional advice as to whether the choice of New Shares is within their powers and as to its effect having regard to the terms of the relevant trust instrument. Shareholders should note that an acquisition of shares under the Scheme may give rise to notification requirements under the Securities and Futures Ordinance ("SFO") for shareholders who have notifiable interests (under the SFO, 5% or more interest in the issued share capital) in the Company. Shareholders who are in any doubt as to how these provisions may affect them are recommended to seek their own professional advice.

Yours faithfully,
Robert NG Chee Siong
Chairman

This circular (in both English and Chinese versions) ("Circular") has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to Annual Report, Interim Report, notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Circular.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Circular posted on the Company's website will promptly upon request be sent the Circular in printed form free of charge.

Shareholders may at any time choose to change your choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Share Registrars, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

此通函(英文及中文版)(「通函」)已於本公司網頁http://www.sino-land.com登載。凡選擇依賴在本公司網頁登載之公司通訊(其中包括但不限於年報、中期報告書、會議通告、上市文件、通函及代表委任表格)以代替其印刷本之股東，均可要求索取通函之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之通函時遇有困難，可於提出要求下即獲免費發送通函印刷本。

股東可隨時以書面通知本公司之股票登記處標準証券登記有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)，以更改其對有關公司通訊之收取方式(印刷方式或透過本公司網頁之電子方式)及／或語言版本之選擇。

上市及買賣

本公司已向香港聯合交易所有限公司上市委員會申請批准根據該計劃將予發行之新股上市及買賣。預期股票及應得現金之支票將於二零零五年五月十八日（星期三）或相近日子寄發予各股東，一切郵誤風險概由收件人自行承擔。新股預期將於新股之股票寄發予各股東後在香港聯合交易所有限公司開始買賣。

本公司之股份及本公司附屬公司Getsmart Finance Limited發行之二零零九年到期一點六二五厘定息之擔保可換股債券於香港聯合交易所有限公司上市及買賣。除本文所披露者外，本公司概無股本證券或債務證券在任何其他證券交易所上市或買賣，亦無進行或計劃於任何其他證券交易所申請上市或買賣。

買賣股份可透過中央結算及交收系統交收。 閣下應就結算安排之詳情及該安排對 閣下權利及權益之影響諮詢 閣下之股票經紀或其他專業顧問之意見。

推薦意見

閣下可依據個人之情況作出有利選擇，以收取全部或部份新股或現金； 閣下作出之決定及因此而引致之一切後果乃 閣下之責任。身為信託人之股東應諮詢專業顧問之意見，以確定根據有關信託契約內之條款其是否有權選擇收取新股及其影響。股東務請留意：以該計劃獲取股份，可能根據證券及期貨條例(「證券期貨條例」)使有關股東(指根據證券期貨條例擁有本公司股本中5%或以上權益者)須遵照證券期貨條例之規定作出通知。股東如對此規定對其帶來之影響有任何疑問，應諮詢個別專業顧問之意見。

此致

列位股東 台照

主席
黃志祥
謹啟

二零零五年四月二十日

本通函不會根據香港以外任何司法權區之任何證券法例進行註冊。假如　閣下居於香港境外，本通函僅作為邀請　閣下接納以股代息要約，但只有在該等股東所居國家容許股東選擇以股代息而無須本公司符合任何法律或登記規定的情況下，有關的邀請才可作實。

凡身居香港以外地區之股東均應向其經紀或其他專業顧問諮詢，以確定在參與該計劃之前是否須獲當地政府或其他機構的同意或須完成辦理其他手續。任何身居香港以外地區而獲寄予本通函及／或選擇表格之股東，除非當地法律允許本公司發出此項邀請而無須在有關地區辦理登記或其他法律手續，否則概不得將上述通函及／或表格作為參與該計劃之邀請論。

本公司已就向註冊地址位於美利堅合眾國、馬來西亞及中華人民共和國之股東提供該計劃之可行性進行法律查詢，鑑於該計劃須根據當地司法管轄區證券法例辦理批准及／或註冊或登記或其他手續，董事經詳細衡量，認為不能確定遵守有關法律要求所需之時間，及只有少量海外股東居於美利堅合眾國、馬來西亞及中華人民共和國等司法區域，並決定，為方便起見，該計劃將不包括註冊地址在美利堅合眾國、馬來西亞及中華人民共和國之股東(「除外股東」)。據此，將不會向除外股東寄發選擇表格。然而，本通函將會寄發予除外股東僅供參考。

儘管有上述之決定，倘任何除外股東能夠提出令本公司信納之證明顯示該除外股東可合法參與該計劃，則彼亦可參與該計劃。**除外股東如欲參與該計劃，應立即通知本公司。**倘該等除外股東能提出令本公司信納之證明顯示寄發選擇表格之行動將不會致使違反任何適用法律或監管規定，則可向該等列入除外股東之股東寄發選擇表格。**在任何情況下，填妥之選擇表格最遲須於二零零五年五月十一日(星期三)下午四時三十分前，交回本公司在香港之股票登記處，標準証券登記有限公司。**

該計劃乃公開予所有股東參與，惟不包括除外股東。為避免誤會，新股不會公開提呈予公眾人士(股東除外)，而選擇表格亦不可轉讓。據此，除非在符合任何國家或司法管轄區之適用規則及法例之情況下，該計劃概不得於任何國家或司法管轄區直接或間接提呈，而是項建議或涉及該計劃之任何其他建議之資料或廣告亦不會在當地分發或刊登。縱使本公司取得法律意見，任何有意參與該計劃之人士均有責任全面遵守任何有關地區之法例，包括取得任何政府或其他所需之同意。海外股東如對彼等之情況有任何疑問，應諮詢彼等各自之專業顧問。

該計劃之優點

股東可憑該計劃按市值增加其在本公司之投資而毋須承擔經紀佣、釐印費及有關之買賣成本。對本公司而言，該計劃亦屬有利；股東就全部或部份股息選擇收取新股後，原本應派予股東之現金將可由本公司保留作為營運資本運用。

選擇表格

閣下如選擇全部以現金方式收取截至二零零五年六月三十日止年度之中期息，則不須採取任何行動。

閣下如選擇收取新股，或部份收取現金及部份收取新股，則須使用隨附之選擇表格。 閣下如已簽署該選擇表格而未有指明根據該計劃選擇收取新股之股數，或如選擇收取新股之股數大於 閣下於二零零五年四月十九日(星期二)登記持有之股數，則將被視為已就 閣下名下登記持有之全部股份選擇收取新股。

選擇全部以收取新股之方式收取截至二零零五年六月三十日止年度之中期息之股東，可憑隨附之選擇表格選擇於股東獲賦予機會可就日後股息選擇新股或現金時，以收取新股代替日後之一切現金股息。 閣下如已於較早時作出或現在作出該項長期性選擇，則直至 閣下以書面知會本公司股票登記處取消該項選擇為止，將可就 閣下當時登記持有之全部股份，收取新股以代替日後之一切現金股息而毋須再填寫其他選擇表格。

選擇表格須按照其印備之指示填妥，最遲須於二零零五年五月十一日(星期三)下午四時三十分前交回本公司之股票登記處，標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下(電話：2980 1768)。本公司對已收到之表格將不另設收據。

任何股東曾於較早時作出長期性選擇以現金方式收取日後之一切股息，而現時欲更改其現有之長期性選擇收取現金，以便全部收取股份或收取部份現金及部份股份，必須以書面知會本公司股票登記處取消該項選擇，並填寫及交回隨附之選擇表格。

有關此次中期股息，股東可選擇如下：

(i) 每股收取現金股息0.085港元；或

(ii) 獲配發總市值(按下文所載定義)相等於有關股東原應以現金收取之股息總額之入賬繳足每股1.00港元之新普通股(「新股」)(新股將以溢利資本化形式，配發予選擇收取新股以代替現金股息之股東)；或

(iii) 部份收取現金及部份收取新股。

為方便計算應配發之新股數目，新股之市值乃指本公司一股股份於二零零五年四月二十五日至二零零五年四月二十九日止五個有成交價之交易日在香港聯合交易所有限公司之收市價之平均價(「平均收市價」)。倘若股份於該五個交易日中之任何一日或多日並無買賣，董事會將參考一股股份於直至及包括二零零五年四月二十九日為止最後五個有股份買賣之交易日之平均收市價。因此，本公司須於二零零五年四月二十九日辦公時間完畢後方能確定選擇收取新股之股東所應獲發給之新股確實數目。因此，若股東於二零零五年五月十一日(星期三)下午四時三十分前將選擇表格填妥，並交回本公司之股票登記處，則就其名下於二零零五年四月十九日(星期二)登記之現有股份而將可收取之新股數目，將按下列之公式計算：

$$\text{應收新股股數} = \frac{\text{於二零零五年四月十九日}}{\text{持有可選擇收取股份之現有股數}} \times \frac{\text{0.085港元}}{\text{平均收市價}}$$

本公司將於二零零五年五月三日於南華早報、香港經濟日報及星島日報公佈配發新股之基準。**本公司股東有權選擇欲收取股息之方式之期限為二零零五年五月十一日(星期三)**。應收新股股數將撇除小數點後之零碎新股股數。上述第(ii)及第(iii)項選擇之新股之零碎股將彙集並出售，而有關利益將歸本公司所有。依據該計劃發行之新股除不得享有二零零五年六月三十日止年度之中期股息外，在其他方面將與現已發行之股份享有同等權益。

此乃要件 請即處理

閣下如對本通函**有任何疑問**，應諮詢 閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之**信和置業有限公司**股份全部**售出**，應立即將本通函送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。



信和置業有限公司

(於香港註冊成立之有限公司)

(股份代號：83)

董事：	*註冊辦事處：*
黃志祥 *(主席)*	香港
夏佳理 GBS, OBE, JP*	九龍
鄭明訓 JP*	尖沙咀
盛智文 GBS, JP*	梳士巴利道
唐國通	尖沙咀中心
余惠偉	十二字樓
鄧永鏞	

(獨立非執行董事)*

敬啟者：

截至二零零五年六月三十日止年度
之中期息以股代息

緒言

董事會於二零零五年三月十七日宣佈派發截至二零零五年六月三十日止年度之中期息每股普通股(「股份」) 0.085港元，派予在二零零五年四月十九日(星期二)辦公時間結束時登記在股東名冊之股東。各股東可以選擇收取入賬繳足股份以代替現金股息(「該計劃」)。本通函旨在說明有關該計劃之程序及各位股東應採取之行動。

Produced by SNP Vite Limited CR05-03-016